Exhibit 99.3
ASML — Summary IFRS Consolidated Statements of Operations1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

Net system sales	978,590	852,824	3,229,064	3,391,775
Net service and field option sales	88,937	120,063	368,040	416,904

Total net sales	1,067,527	972,887	3,597,104	3,808,679

Cost of sales	649,644	595,133	2,183,020	2,348,555

Gross profit on sales	417,883	377,754	1,414,084	1,460,124

Research and development costs, net of credits	78,643	84,707	290,290	352,942
Selling, general and administrative costs	52,276	56,879	204,362	225,327

Income from operations	286,964	236,168	919,432	881,855
Interest income (expense)	1,615	6,274	(37,214)	27,843

Income from operations before income taxes	288,579	242,442	882,218	909,698
Provision for income taxes	(79,899)	(7,901)	(246,234)	(177,805)

Net income	208,680	234,541	635,984	731,893

ASML — Summary IFRS Consolidated Balance Sheets1

	Dec 31,	Dec 31,
(in thousands EUR)	2006	2007

ASSETS
Property, plant and equipment, net	270,890	380,894
Goodwill	—	136,246
Other intangible assets	139,913	216,908
Deferred tax assets	315,180	220,668
Derivative financial instruments	3,197	20,930
Accounts and other receivables	31,360	53,758

Total non-current assets	760,540	1,029,404

Inventories	808,481	1,102,210
Derivative financial instruments	13,363	12,319
Accounts and other receivables	818,915	839,553
Cash and cash equivalents	1,655,857	1,271,636

Total current assets	3,296,616	3,225,718

Total assets	4,057,156	4,255,122

EQUITY AND LIABILITIES
Total equity	2,278,983	2,055,680

Subordinated debt	333,220	—
Other long term debt	1,433	595,783
Deferred tax and other liabilities	238,275	257,130
Other deferred liabilities	8,271	7,935

Total non-current liabilities	581,199	860,848

Accounts payable	326,995	282,953
Accrued liabilities and other	674,229	934,945
Current tax liabilities	187,751	109,415
Derivative financial instruments	7,999	11,281

Total current liabilities	1,196,974	1,338,594

Total liabilities and equity	4,057,156	4,255,122

ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	208,680	234,541	635,984	731,893
Depreciation and amortization	52,735	49,135	149,556	233,494
Change in tax assets and liabilities	(47,650)	(25,458)	25,036	(4,791)
Change in assets and liabilities	178,465	(142,563)	(238,778)	(127,097)

Net cash provided by operating activities	392,230	115,655	571,798	833,499
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23,064)	(53,964)	(70,619)	(179,152)
Proceeds from sale of property, plant and equipment	2,474	3,294	5,216	19,221
Purchase of intangible assets	(28,006)	(37,301)	(94,412)	(156,954)
Acquisition of subsidiary (net of cash)	—	—	—	(193,269)

Net cash used in investing activities	(48,596)	(87,971)	(159,815)	(510,154)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of shares and stock options	13,479	30,722	37,630	92,889
Capital repayment and purchase of shares	(277,635)	(1,215,459)	(678,385)	(1,371,712)
Excess tax benefits from stock options	1,116	187	1,116	1,187
Net proceeds from issuance of bonds	—	(6,272)	—	587,505
Redemption and/or repayment of debt	(7,395)	(7,843)	(8,318)	(9,718)

Net cash provided by (used in) financing activities	(270,435)	(1,198,665)	(647,957)	(699,849)

Net cash flows	73,199	(1,170,981)	(235,974)	(376,504)
Effect of changes in exchange rates on cash	1,769	(2,610)	(12,778)	(7,717)

Net increase (decrease) in cash and cash equivalents	74,968	(1,173,591)	(248,752)	(384,221)
ASML — Quarterly Summary IFRS Consolidated Statements of Operations1

	Three months ended,
	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

Net system sales	978.6	858.9	830.8	849.2	852.8
Net service and field option sales	88.9	101.3	104.4	91.1	120.1

Total net sales	1,067.5	960.2	935.2	940.3	972.9

Cost of sales	649.6	590.9	576.8	585.6	595.1

Gross profit on sales	417.9	369.3	358.4	354.7	377.8

Research & development costs, net of credits	78.6	93.7	97.7	76.9	84.7
Selling, general and administrative costs	52.3	56.1	56.3	56.0	56.9

Income from operations	287.0	219.5	204.4	221.8	236.2
Interest income (expense)	1.6	7.3	5.1	9.1	6.2

Income from operations before income taxes	288.6	226.8	209.5	230.9	242.4
Provision for income taxes	(79.9)	(60.5)	(54.0)	(55.3)	(7.9)

Net income	208.7	166.3	155.5	175.6	234.5

ASML — Summary IFRS Consolidated Balance Sheets1

	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

ASSETS
Property, plant and equipment	270.9	288.5	313.5	343.3	380.9
Goodwill	—	150.5	148.9	141.7	136.2
Other intangible assets	139.9	197.3	190.6	198.4	216.9
Deferred tax assets	315.2	293.0	312.2	252.3	220.7
Derivative financial instruments	3.2	6.2	0.2	9.9	20.9
Accounts and other receivables	31.4	33.4	33.2	33.3	53.8

Total non-current assets	760.6	968.9	998.6	978.9	1,029.4

Inventories	808.5	906.7	972.9	1,021.2	1,102.2
Derivative financial instruments	13.4	6.9	12.8	23.5	12.3
Accounts and other receivables	818.9	817.4	752.4	823.5	839.6
Cash and cash equivalents	1,655.8	1,463.2	2,299.2	2,445.2	1,271.6

Total current assets	3,296.6	3,194.2	4,037.3	4,313.4	3,225.7

Total assets	4,057.2	4,163.1	5,035.9	5,292.3	4,255.1

EQUITY AND LIABILITIES
Total equity	2,279.0	2,299.7	2,469.4	1,973.2	2,055.7

Subordinated debt	333.2	336.5	339.8	40.1	—
Other long term debt	1.4	1.3	587.6	597.8	595.8
Derivative financial instruments	—	—	15.6	0.7	—
Deferred tax and other liabilities	238.3	340.1	293.1	259.3	257.1
Other deferred liabilities	8.3	9.4	8.1	8.2	7.9

Total non-current liabilities	581.2	687.3	1,244.2	906.1	860.8

Accounts payable	327.0	297.6	311.4	320.9	283.0
Accrued liabilities and other	674.2	762.0	815.5	1,917.5	934.9
Current tax liabilities	187.8	113.5	187.8	155.9	109.4
Derivative financial instruments	8.0	3.0	7.6	18.7	11.3

Total current liabilities	1,197.0	1,176.1	1,322.3	2,413.0	1,338.6

Total liabilities and shareholders’ equity	4,057.2	4,163.1	5,035.9	5,292.3	4,255.1

ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,
	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in millions EUR)	2006	2007	2007	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	208.7	166.3	155.5	175.6	234.5
Depreciation and amortization	52.7	76.2	49.8	58.3	49.1
Change in tax assets and liabilities	(47.7)	19.2	(2.7)	4.1	(25.4)
Change in assets and liabilities	178.5	(44.4)	68.3	(8.4)	(142.5)

Net cash provided by operating activities	392.2	217.3	270.9	229.6	115.7
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23.1)	(35.8)	(39.7)	(49.7)	(54.0)
Proceeds from property, plant and equipment	2.5	4.3	9.9	1.7	3.3
Purchases of intangible assets	(28.0)	(45.5)	(13.4)	(60.6)	(37.3)
Acquisition of subsidiary (net of cash)	—	(193.3)	—	—	—

Net cash used in investing activities	(48.6)	(270.3)	(43.2)	(108.6)	(88.0)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of shares and stock options	13.5	18.1	15.0	29.1	30.7
Capital repayment and purchase of shares	(277.6)	(156.3)	—	—	(1,215.5)
Excess tax benefits from stock options	1.1	0.6	0.1	0.2	0.2
Net proceeds from issuance of bonds	—	—	593.7	—	(6.3)
Redemption and/or repayment of debt	(7.4)	(0.2)	(0.1)	(1.5)	(7.8)

Net cash provided by (used in) financing activities	(270.4)	(137.8)	608.7	27.8	(1,198.7)

Net cash flows	73.2	(190.8)	836.4	148.8	(1,171.0)
Effect of changes in exchange rates on cash	1.8	(1.8)	(0.4)	(2.8)	(2.6)

Net increase (decrease) in cash and cash equivalents	75.0	(192.6)	836.0	146.0	(1,173.6)

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (“EUR”), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when occurred.

ASML — Reconciliation U.S. GAAP — IFRS1

Net income	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007

Net income under U.S. GAAP	205,525	206,051	624,689	687,843
Share-based Payments (see Note 1)	(5,657)	(875)	(3,855)	(582)
Capitalization of development costs (see Note 2)	9,921	20,513	38,953	50,089
Convertible Subordinated Notes (see Note 3)	(1,109)	—	(23,803)	(6,661)
Other (see Note 4)	—	8,852	—	1,204

Net income under IFRS	208,680	234,541	635,984	731,893
Shareholders’ equity

	Dec 31	Apr 1,	Jul 1,	Sep 30,	Dec 31,
(in thousands EUR)	2006	2007	2007	2007	2007

Shareholders’ equity under U.S. GAAP	2,156,455	2,156,472	2,327,742	1,842,883	1,907,617
Share-based Payments (see Note 1)	343	523	3,924	7,126	787
Capitalization of development costs (see Note 2)	90,769	113,451	110,749	120,344	138,424
Convertible Subordinated Notes (see Note 3)	31,416	29,239	27,019	2,894	—
Other (see Note 4)	—	—	—	—	8,852

Shareholders’ equity under IFRS	2,278,983	2,299,685	2,469,434	1,973,247	2,055,680
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges. Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	Except for balance sheet data as of December 31, 2006 all figures are unaudited.